SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------
                                 Amendment No. 2
                                       to
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            -------------------------

                        Blonder Tongue Laboratories, Inc.
                                (Name of Issuer)

                        Blonder Tongue Laboratories, Inc.
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                   093698-10-8
                      (CUSIP Number of Class of Securities)

                                 James A. Luksch
                 Chairman, President and Chief Executive Officer
                        Blonder Tongue Laboratories, Inc.
                               One Jake Brown Road
                          Old Bridge, New Jersey 08857
                                 (732) 679-4000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies To:
                                Gary P. Scharmett
                       Stradley Ronon Stevens & Young, LLP
                            2600 One Commerce Square
                        Philadelphia, Pennsylvania 19103
                                 (215) 564-8000

                                  May 17, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            Calculation of Filing Fee

        Transaction Valuation**                     Amount of Filing Fee

                $6,000,000                                  $1,200

** Pursuant to Rule 0-11(b)(1), the transaction valuation was calculated based upon the maximum cash consideration which may be paid to stockholders of the issuer in the issuer tender offer.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Amount previously paid: $1,200   Filing party: Blonder Tongue Laboratories, Inc.
Form or Registration No.:        Date filed: May 17, 1999
  Schedule 13E-4

     The Issuer Tender Offer Statement on Schedule 13E-4, dated as of May 17, 1999, as amended by Amendment No. 1 dated as of May 24, 1999 (the "Issuer Tender Offer Statement"), relating to the offer by Blonder Tongue Laboratories, Inc. (the "Company") to purchase 750,000 shares (or such lesser number of shares as are properly tendered and not withdrawn) of its common stock, par value $.001 per share (the "Shares"), at a price not greater than $8.00 nor less than $6.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 1999, and in the related Letter of Transmittal, which together constitute the "Offer," is hereby amended to incorporate the additional information and exhibits set forth below.

ITEM 8.  ADDITIONAL INFORMATION.

     Item 8(e) is amended by adding the following paragraphs:

     The Offer expired at 5:00 P.M., New York City time, on Tuesday, June 22, 1999. On June 23, 1999, the Company announced the preliminary results of the Offer. Based on a final count by the Depositary, approximately 1.6 million Shares were tendered and 750,000 Shares were accepted for purchase at a price of $7.00 per Share. The pro-ration factor was approximately 92.69%.

     As of June 22, 1999, the Company had 8,291,803 shares of common stock outstanding. Following the purchase of shares tendered, the Company will have approximately 7,541,803 shares of common stock outstanding.

     The Company has obtained the funds necessary to purchase common stock in the tender offer by entering into an amended and restated loan agreement with its bank, expiring on September 30, 1999. The new loan agreement allows the Company to utilize its revolving line of credit with the bank to pay for stock purchased by the Company in the tender offer and all expenses of the Company incurred in the transaction as an interim measure pending the Company negotiating with the bank a separate lending facility under the loan agreement, to be used for this purpose. The Company anticipates finalizing this lending facility on or before September 30, 1999.

     Payment for shares validly tendered and accepted will be made promptly, subject to proper delivery of shares according to the terms of the tender offer.

     The information set forth in the press release dated January 23, 1999, included herewith as Exhibit (a)(11), is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended to include the following additional exhibits:

     (a)(11) Form of Press Release issued by the Company dated June 23, 1999.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13E-4 is true, complete and correct.



                                       BLONDER TONGUE LABORATORIES, INC.



                                       By:   /s/  James A. Luksch
                                             ---------------------------
                                             James A. Luksch
                                             Chairman, President and
                                             Chief Executive Officer




Dated: June 28, 1999

                                  EXHIBIT INDEX



Exhibit No.     Description
-----------     -----------


99-(a)(11)      Form of Press Release issued by the Company dated June 23, 1999.